Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7
Tel: 416 640-0400 / Fax: 416 640-0412
www.northcore.com
(TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS THIRD QUARTER 2011 FINANCIAL RESULTS

Toronto, Ontario – November 9, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today its interim financial results for the third quarter ended September 30, 2011.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $203,000 for the third quarter, representing an increase of 54 percent over the $132,000 reported in the same quarter of 2010.  Northcore also reported year-to-date consolidated revenues of $573,000, an increase of 41 percent over the $406,000 reported for the same period of 2010.  The growth in revenues was attributed primarily to the development of a group purchase platform and applications implementation for our strategic partners.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application development, software customization and social commerce solutions.

Northcore reported an Operational EBITDA loss for the third quarter of $404,000, consistent the Operational EBITDA loss of $395,000 reported for the third quarter of 2010.  Northcore reported year-to-date Operational EBITDA loss of $1,252,000, an improvement of six percent from the operational EBITDA loss of $1,327,000 reported for the same period of 2010.  The increase in revenues contributed to the improvement in Operational EBITDA loss during the period.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

For the quarter and nine months ended September 30, 2011, Northcore reported a net loss per share of $0.004 and $0.017 respectively, basic and diluted. This compares to a loss per share of $0.006 and $0.014 respectively, basic and diluted, in the same period of 2010.

As at September 30, 2011, Northcore held cash of $1,524,000 and accounts receivable of $253,000.

Northcore Reports Q3 2011 Results

Operating Highlights

We accomplished the following activities in the period:

•	Deployed a new release of the Asset Tracker redeployment platform for a major global food and beverage corporation;
•	Garnered significant capital market interest, which resulted in the initiation of analyst coverage;
•	Launched first Social Commerce client, Discount This, with a unique group buying platform at: www.discountthis.com;
•	Formed a Social Commerce Group to focus on helping corporations leverage social media to accelerate buying and selling;
•	Entered into an agreement to provide the e-tendering technology for the Irish Government Health Services Executive’s initial online acquisition pilot; and
•	Secured $1,107,000 proceeds through the exercise of warrants and options by current holders.

Outlook

“I am gratified by the progress that Northcore has achieved in the last quarter. On the strength of the successful deployment of our first Social Commerce customer, we have formed a dedicated group to focus on this business area,” said Amit Monga, CEO of Northcore Technologies.  “It is also exciting to see the modest, but important, sequential improvements to our revenue lines and balance sheet. We are working aggressively on many fronts to ensure these encouraging trends continue.”

Northcore will hold a conference call at 10:00 a.m. (Eastern Time) on Thursday, November 10, 2011 to discuss its financial results and review operational activities.  Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company’s website, http://www.northcore.com/events.html.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

Northcore Reports Q3 2011 Results

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q3 2011 Results
Northcore Technologies Inc.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars)
(IFRS)

	September 30,	September 30,	December 31,
	2011	2011	2010
	(Unaudited)	(Unaudited)	(Audited)
		(in US$)

		translated
		into US$ at
		Cdn$ 1.048
		for convenience

Cash	$1,524	$1,454	$51
Other current assets	287	274	187
Other assets	105	100	46
Total assets	$1,916	$1,828	$284

Accounts payable and accrued liabilities	$454	$433	$619
Deferred revenue	57	54	3
Current portion of long term debts	517	493	1,031
Non-current portion of long term debts	141	135	204
Total shareholders' equity	747	713	(1,573)
Total liabilities and shareholders' equity	$1,916	$1,828	$284

Northcore Reports Q3 2011 Results

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2011	2011	2010	2011	2011	2010
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
		into US$ at			into US$ at
		Cdn$ 1.048			Cdn$ 1.048
		for convenience			for convenience

Revenues	$203	$194	$132	$573	$547	$406
Operating expenses:
General and administrative	351	335	311	1,308	1,248	1,049
Customer service and technology	181	173	174	543	518	550
Sales and marketing	75	71	41	209	199	133
Employee stock options	372	355	77	1,625	1,551	374
Depreciation	8	8	5	20	19	16
Total operating expenses	987	942	608	3,705	3,535	2,122

Loss before the undernoted	(784)	(748)	(476)	(3,132)	(2,988)	(1,716)
Interest expense:
Cash interest expense on notes payable and secured subordinated notes	20	19	39	93	89	100
Accretion of secured subordinated notes	34	32	30	103	98	84
Total interest expense	54	51	69	196	187	184

Other expenses (income):
Income from GE Asset Manager, LLC	(18)	(17)	(4)	(54)	(51)	(32)
Gain on settlement of debt	-	-	(57)	-	-	(57)
Provision for impaired investment	-	-	544	-	-	544
Total other expenses (income)	(18)	(17)	483	(54)	(51)	455
Loss and comprehensive loss for the period	$(820)	$(782)	$(1,028)	$(3,274)	$(3,124)	$(2,355)
Loss per share, basic and diluted	$(0.004)	$(0.004)	$(0.006)	$(0.017)	$(0.017)	$(0.014)
Weighted average number of shares outstanding, basic and diluted (000's)	203,888	203,888	163,388	190,265	190,265	162,151